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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

clickNsettle.com, Inc.
(Name of Issuer)
Common Stock, par value $.001 per share
(Title of Class of Securities)
18682E 205
(CUSIP Number)
Judith Kenney
2001 Biscayne Boulevard, Suite 3402
Miami, Florida 33137
Telephone: (305) 572-1020
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
October 30, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	18682E 205	Page	2	of	4

1	NAMES OF REPORTING PERSONS Stephen Bittel

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		4,096,044

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,096,044

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,096,044

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No.	18682E 205	Page	3	of	4
ITEM 1. Security and Issuer.
     This Schedule 13D is filed with respect to Common Stock, $.001 par value (the “Shares”) of clickNsettle.com, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 4400 Biscayne Boulevard, Suite 950, Miami, Florida, 33137.
ITEM 2. Identity and Background.
     Stephen Bittel (the “Reporting Person”) is Chairman of Terranova Corporation, a commercial real estate advisory firm, located at 801 Arthur Godfrey Road, Suite 600, Miami Beach, Florida 33140, which is the Reporting Person’s business address.
     The Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor was he a party to any civil proceeding of a judicial or administrative body of competent jurisdiction that as a result of such proceeding he would have been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years. Mr. Bittel is a citizen of the United States.
ITEM 3. Source and Amount of Funds or Other Consideration
     Mr. Bittel used his personal funds for the purchase of 4,096,044 shares of Common Stock of the Issuer. The purchase price was $200,000.
ITEM 4. Purpose of Transaction
     The Reporting Person acquired the securities of the Issuer for investment purposes only.
ITEM 5. Interest in Securities of the Issuer
     (a) - (e) The Reporting Person is the beneficial owner of 4,096,044 shares of Common Stock of the Issuer, which shares constitute 7.4% of the Issuer’s outstanding Common Stock. The percentage of beneficial ownership is based upon 55,402,762 shares of Common Stock outstanding as of December 31, 2007. The Reporting Person has the sole power to vote and to dispose of his shares.
ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     None
ITEM 7. Material to be filed as Exhibits

Exhibit 99.1	Stock Purchase Agreement dated September 26, 2007

CUSIP No.	18682E 205	Page	4	of	4
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 14, 2008	/s/ Stephen Bittel
Stephen Bittel